SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
Amendment No. 1

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

PROPTECH ACQUISITION CORPORATION
(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.0001
(Title of Class of Securities)

74349F101
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

CUSIP No. 74349F101	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
MMCAP International Inc. SPC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☑
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
900,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
900,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
900,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.22%

12	TYPE OF REPORTING PERSON*
CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 74349F101	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
MM Asset Management Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☑
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
900,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
900,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
900,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.22%

12	TYPE OF REPORTING PERSON*
CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 74349F101	Page 4 of 6 Pages

Item 1(a).	Name of Issuer:

 PropTech Acquisition Corporation

Item 1(b).	Address of Issuer's Principal Executive Offices:

3485 N. Pines Way, Suite 110, Wilson, NY 83014

Item 2(a).	Name of Person Filing:

 i) MMCAP International Inc. SPC

ii) MM Asset Management Inc.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

i)	c/o Mourant Governance Services (Cayman) Limited 94 Solaris Avenue Camana Bay, P.O. Box 1348 Grand Cayman, Cayman Islands KY1-1008

ii)	161 Bay Street TD Canada Trust Tower, Suite 2240 Toronto, Ontario, Canada M5J 2S1

Item 2(c).	Citizenship:

 i) Cayman Islands
ii) Ontario, Canada

Item 2(d).	Title of Class of Securities:

 Class A common stock, par value $0.0001

Item 2(e).	CUSIP Number:

74349F101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

(c)	☐ Insurance Company as defined in Section 3(a)(19) of the Act;

(d)	☐ Investment Company registered under Section 8 of the Investment Company Act;

(e)	☐ Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ Employee benefit plan or endowment plan in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ Parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(j).

  ☒ If this statement is filed pursuant to Rule 13d-1(c), check this box.

CUSIP No. 74349F101	Page 5 of 6 Pages

Item 4.	Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

(a)	Amount beneficially owned: 900,000*

(b)	Percent of class: 5.22%**

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 900,000*

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 900,000*

*Consists of 900,000 units of Class A common stock and warrants exercisable for shares of Class A common stock on the later of i) 30 days following completion of a business combination or ii) 12 months from IPO closing date

**The percentages used herein are calculated based on 17,250,000 outstanding shares of Class A common stock of the Issuer as of November 26, 2019

Item 5.	Ownership of Five Percent or Less of a Class.

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

 N/A

Item 8.	Identification and Classification of Members of the Group.

 N/A

Item 9.	Notice of Dissolution of Group.

N/A

CUSIP No. 74349F101	Page 6 of 6 Pages

Item 10.
Certification.  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 4, 2020
(Date)

MMCAP International Inc. SPC

By:	/s/ Matthew MacIsaac
Matthew MacIsaac, Director

February 4, 2020
(Date)

MM Asset Management Inc.

By:	/s/ Hillel Meltz
Hillel Meltz, President